

SECURITI[...]SION

07001168

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH.

SEC FILE NUMBER
8-66648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INFM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two American Lane

(No. and Street)

Greenwich	**CT**	**06836-2571**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall U. Tam **(203) 861-3288**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall U. Tam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INFM Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Securities Principal and Executive Representative

Title

Notary Public

RENEE VADALA
Notary Public - State of New York
No. 5020071
Qualified in Westchester County
My Commission Expires Aug. 3, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

INFM Securities LLC (a Limited Liability Company)

Year ended December 31, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm

INFM Securities LLC
(a Limited Liability Company)

Financial Statements
and Supplemental Information

Year ended December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
INFM Securities LLC

We have audited the accompanying statement of financial condition of INFM Securities LLC (a Limited Liability Company) (the "Company") as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INFM Securities LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the U.S. Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 28, 2007

INFM Securities LLC
(a Limited Liability Company)

Statement of Financial Condition
(Dollars in thousands)

December 31, 2006

Assets		
Cash	$	436
Liabilities and member's equity		
Liabilities:		
Accrued expenses	$	10
Member's equity		426
Total liabilities and member's equity	$	436

See accompanying notes.

INFM Securities LLC
(a Limited Liability Company)

Statement of Operations
(Dollars in thousands)

Year ended December 31, 2006

Professional fees	$	15
Operating expenses		7
Net loss	$	(22)

See accompanying notes.

INFM Securities LLC
(a Limited Liability Company)

Statement of Changes in Member's Equity
(Dollars in thousands)

Year ended December 31, 2006

Balance at January 1, 2006	$	1,948
Withdrawals of capital		(1,500)
Net loss		(22)
Balance at December 31, 2006	$	426

See accompanying notes.

INFM Securities LLC
(a Limited Liability Company)

Statement of Cash Flows
(Dollars in thousands)

Year ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (22)
Net cash used in operating activities	(22)
Cash flows from financing activities	
Withdrawals of capital	(1,500)
Net cash used in financing activities	(1,500)
Net decrease in cash	(1,522)
Cash, beginning of year	1,958
Cash, end of year	$ 436

See accompanying notes.

INFM Securities LLC
(a Limited Liability Company)

Notes to Financial Statements
(Dollars in thousands)

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

INFM Securities LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on May 20, 2004.

There is one member and one manager (the "Manager") in the Company: Sunrise Partners Limited Partnership ("Sunrise") is the member and parent company of the Company, and Randall Tam is a non-member manager. Patrick Iuliano was removed as a non-member manager of the Company as of June 12, 2006.

Cash

At December 31, 2006, cash was held by JPMorgan Chase Bank. The Company is subject to credit risk if JPMorgan Chase Bank is unable to fulfill its obligations.

Income Taxes

No provision has been made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of each member.

Use of Estimates

The preparation of these financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

2. Related Party Transactions

Paloma Partners Management Company ("PPMC") paid the expenses of the Company, all of which the Company did or will reimburse PPMC. The owners of PPMC are also the owners and managing members of Paloma Partners Company, L.L.C., which is a general partner of Sunrise. At year-end, $10 was payable to PPMC, and included in accrued expenses in the statement of financial condition.

2. Related Party Transactions (continued)

On March 1, 2006 PPMC sold to JPMorgan Chase Bank, N.A. ("JPMorgan") that part of its operations relating to the provision of middle and back office services to hedge funds.

The Company has maintained its servicing arrangement with PPMC, however a number of the services provided by PPMC are now provided by JPMorgan pursuant to a subcontracting arrangement between JPMorgan and PPMC.

3. Commitments

In accordance with the Financial Accounting Standards Board's Interpretation No. 45, the Company is required to disclose information about obligations under certain guarantees. As of December 31, 2006, the Company had contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Therefore, the Company has not recorded any liabilities in the financial statements for these indemnifications.

4. Net Capital Requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method of the Rule, which requires the Company to maintain minimum net capital of $250. At December 31, 2006, the Company had net capital of $306. Advances to affiliates and equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Supplemental Information

INFM Securities LLC
(a Limited Liability Company)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

(Dollars in thousands)

December 31, 2006

Total member's equity	$	426
Deductions and charges:		
Broker blanket bond		120
Net capital		306
Net capital requirement (minimum)		250
Excess net capital	$	56

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filed on January 26, 2007.

INFM Securities LLC
(a Limited Liability Company)

Statement Regarding SEC Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Member of
INFM Securities LLC

In planning and performing our audit of the financial statements of INFM Securities LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2007

END